UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

Life Settlement Liquidity Option, LLC (Offeror)	CFunds Life Settlement, LLC (Offeror)

Anchorage Illiquid Opportunities Master VI (B), L.P. (Parent of Offeror)	Contrarian Funds, L.L.C. (Parent of Offeror)

Anchorage IO GP VI, L.L.C. (General Partner of Parent)	Contrarian Capital Management, L.L.C. (Manager of Parent )

Anchorage Capital Group, L.L.C. (Investment Advisor to the Parent and/or Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Position Holder Trust Interests
IRA Partnership Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Jason Cohen Anchorage Capital Group, L.L.C. 610 Broadway New York, New York 10012 (212) 432-4600	Gina N. Scianni Contrarian Capital Management, L.L.C. 411 West Putnam Ave., Suite 425 Greenwich, Connecticut 06830 (203) 862-8200

(Name, Address, and Telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Abbe L. Dienstag Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100	Amanda J. Segal and Jonathan D. Weiner Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022-2585 (212) 940-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$43,383,213	$5,259

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 105,989,695 issued and outstanding interests of Life Partners Position Holder Trust and 165,155,385 issued and outstanding interests of Life Partners IRA Holder Partnership, LLC at the maximum tender offer price of $0.16 per Interest.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, effective October 1, 2018. Such fee equals .0001212 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,060	Filing Party: Life Settlement Liquidity Option, LLC and Anchorage Illiquid Opportunities Master VI (B), L.P.
Form or Registration No.: 5-90716 and 5-90717	Date Filed: November 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment No. 7”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by Life Settlement Liquidity Option, LLC, a Delaware limited liability company (the “Anchorage Offeror”), and CFunds Life Settlement, LLC, a Delaware limited liability company (the “Contrarian Offeror” and, together with the Anchorage Offeror, the “Offerors”) relating to the tender offers to purchase, at a price of $0.16 per Interest (defined herein), up to 105,989,695 of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Trust”), and up to 165,155,385 of the outstanding IRA Partnership Interests (the “Partnership Interests,” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (the “Partnership”). The information relating to the tender offers was set forth in the Offer to Purchase, dated November 13, 2018, as Supplemented by supplement No. 1 to the Offer to Purchase filed with the SEC December 20, 2018 (together, the “Offer to Purchase”), and in the related Assignment Forms, which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

The Offer expired at 5:00 P.M., New York City time, on January 25, 2019. 44,039,564 Trust Interests and 59,971,429 Partnership Interests were tendered and not withdrawn prior to the expiration of the Offer. Approximately 10,449,010 Trust Interests and 26,912,513 Partnership Interests tendered contain defects, and under the terms of the Offer, may be rejected. The Offerors intend to provide the holders of such Interests with a 30-day period to provide documentation to cure such defects. If the defects are cured during such 30-day period, the holders of such Interests will be promptly paid for their Interests. Otherwise, the tender of such Interests will be deemed rejected.

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Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

LIFE SETTLEMENT LIQUIDITY OPTION, LLC
By:	Anchorage Capital Group, L.L.C., as investment manager
By:	/s/ Jason A. Cohen Jason A. Cohen

ANCHORAGE ILLIQUID OPPORTUNITIES MASTER VI (B), L.P.
By:	Anchorage Capital Group, L.L.C., as investment manager
By:	/s/ Jason A. Cohen Jason A. Cohen

ANCHORAGE IO GP VI (B), L.L.C.
By:	Anchorage Capital Group, L.L.C., as investment manager
By:	/s/ Jason A. Cohen Jason A. Cohen

ANCHORAGE CAPITAL GROUP, L.L.C.
By:	/s/ Jason A. Cohen Jason A. Cohen

CFUNDS LIFE SETTLEMENT, LLC
By:	Contrarian Funds, L.L.C., as sole member
By:	/s/ Gina N. Scianni Gina N. Scianni

CONTRARIAN FUNDS, L.L.C.
By:	/s/ Gina N. Scianni Gina N. Scianni

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Gina N. Scianni Gina N. Scianni

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